# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Southwest Gas Holdings, Inc., CIK 0001692115
CUSIP: 844895102
Title of class of securities: Common Stock, Par Value $1.00 per share
Address of issuer's principal executive offices: C/O SOUTHWEST GAS CORPORATION, 8360 S. DURANGO DRIVE, LAS VEGAS, Nevada (NV), 89113
Date of event which requires filing of this statement: 10/14/2025
Amends the filing with accession number 0001539497-25-002518
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse A. Lynn COO, Icahn Capital LP, 16690 Collins Avenue, PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- Icahn Partners Master Fund LP (CIK 0001322827): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,613,437; shared voting power 2,613,437; sole dispositive power 2,613,437; shared dispositive power 2,613,437; aggregate amount beneficially owned 2,613,437 (3.63% of the class)
- Icahn Offshore LP (CIK 0001322825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,613,437; sole dispositive power 0; shared dispositive power 2,613,437; aggregate amount beneficially owned 2,613,437 (3.63% of the class)
- Icahn Partners LP (CIK 0001313666): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,419,167; shared voting power 3,419,167; sole dispositive power 3,419,167; shared dispositive power 3,419,167; aggregate amount beneficially owned 3,419,167 (4.75% of the class)
- Icahn Onshore LP (CIK 0001322826): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,419,167; sole dispositive power 0; shared dispositive power 3,419,167; aggregate amount beneficially owned 3,419,167 (4.75% of the class)
- Icahn Capital LP (CIK 0001412093): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,032,604; sole dispositive power 0; shared dispositive power 6,032,604; aggregate amount beneficially owned 6,032,604 (8.38% of the class)
- IPH GP LLC (CIK 0001412091): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,032,604; sole dispositive power 0; shared dispositive power 6,032,604; aggregate amount beneficially owned 6,032,604 (8.38% of the class)
- Icahn Enterprises Holdings L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,032,604; sole dispositive power 0; shared dispositive power 6,032,604; aggregate amount beneficially owned 6,032,604 (8.38% of the class)
- Icahn Enterprises G.P. Inc. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,032,604; sole dispositive power 0; shared dispositive power 6,032,604; aggregate amount beneficially owned 6,032,604 (8.38% of the class)
- Beckton Corp. (CIK 0001080113): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,032,604; sole dispositive power 0; shared dispositive power 6,032,604; aggregate amount beneficially owned 6,032,604 (8.38% of the class)
- IEP Utility Holdings LLC (CIK 0001889149): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,032,604; sole dispositive power 0; shared dispositive power 6,032,604; aggregate amount beneficially owned 6,032,604 (8.38% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $1.00 per share
Name of issuer: Southwest Gas Holdings, Inc.
Address of issuer's principal executive offices: C/O SOUTHWEST GAS CORPORATION, 8360 S. DURANGO DRIVE, LAS VEGAS, Nevada (NV), 89113
Comment: This statement constitutes Amendment No. 13 to the Schedule 13D (as amended, the "Schedule 13D") relating to the shares of the common stock, par value $1.00 per share (the "Common Stock"), of Southwest Gas Holdings, Inc., a Delaware corporation (the "Issuer"), and hereby amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 3, 2022. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. The percentages set forth on the cover pages hereto are based on 71,979,296 shares of Common Stock outstanding as of July 25, 2025, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:

On October 14, 2025, the Issuer, the Reporting Persons, and Mr. Andrew J. Teno entered into an Amended and Restated Cooperation Agreement (the "2025 Agreement"). The 2025 Agreement amends, restates, supersedes and replaces the Amended and Restated Cooperation Agreement entered into between the Issuer, the Reporting Persons and Mr. Teno on October 14, 2024 (referred to as the "Prior Agreement"). The 2025 Agreement provides that certain provisions, including the right to nominate directors, will remain in effect for the 2026 annual meeting of the stockholders of the Issuer ("2026 Annual Meeting").

Pursuant to, and subject to the terms of, the 2025 Agreement, the Reporting Persons have the right to continue to designate up to four individuals to serve on the Board of the Issuer, which currently are Andrew W. Evans, Henry Linginfelter, Ruby Sharma and Andrew Teno (each, an "Icahn Designee" and, collectively, the "Icahn Designees"), and the Issuer has agreed to nominate the Icahn Designees for election at the 2026 Annual Meeting. The 2025 Agreement provides for participation by the Icahn Designees in the Strategic Transactions Committee and the other committees of the Board.

Subject to the qualifications set forth therein, the standstill restrictions on the Reporting Persons will remain in effect until, and the 2025 Agreement will terminate upon, the later of (i) one minute following the completion of the 2026 Annual Meeting, and (ii) the earlier of (1) one minute following the time at which Mr. Teno (or any Replacement Designee for Mr. Teno, as defined in the Updated Cooperation Agreement) is no longer serving as a director on the Board and (2) the date that is thirty days prior to the expiration of the advance notice deadline in the Issuer's bylaws for the 2027 annual meeting of stockholders of the Issuer, provided, however, that the 2025 Agreement shall terminate automatically on the date on which the Board re-appoints as a director any former director of the Board (i.e., any person who was a director of the Board prior to the 2022 annual meeting of stockholders of the Issuer, but was not a director of the Board immediately after the 2022 annual meeting of stockholders of the Issuer), without the approval of a majority of the Icahn Designees.

Pursuant to the terms of the 2025 Agreement, the Issuer further agreed with the Reporting Persons to establish the record date for the 2026 Annual Meeting for a time within thirty (30) days of March 3, 2026.

The foregoing description of the 2025 Agreement is qualified in its entirety by reference to the 2025 Agreement, a copy of which is included hereto as Exhibit 7.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibit:

Exhibit 7. Amended and Restated Cooperation Agreement, dated October 14, 2025, by and among Southwest Gas Holdings, Inc., the Reporting Persons, and Andrew J. Teno (incorporated by reference to Exhibit 10.1 to Southwest Gas Holdings, Inc.'s Current Report on Form 8-K filed by with the Securities and Exchange Commission on October 14, 2025).

## Signatures
- Icahn Partners Master Fund LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (10/14/2025)
- Icahn Offshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (10/14/2025)
- Icahn Partners LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (10/14/2025)
- Icahn Onshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (10/14/2025)
- Icahn Capital LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (10/14/2025)
- IPH GP LLC: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (10/14/2025)
- Icahn Enterprises Holdings L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (10/14/2025)
- Icahn Enterprises G.P. Inc.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (10/14/2025)
- Beckton Corp.: /s/ Ted Papapostolou, Ted Papapostolou / Vice President (10/14/2025)
- IEP Utility Holdings LLC: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (10/14/2025)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (10/14/2025)